TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
February 20, 2018
Manulife Financial Corporation completes Preferred Share offering
TORONTO – Manulife Financial Corporation ("Manulife") today announced that it has completed its offering of 10 million Non-cumulative Rate Reset Class 1 Shares Series 25 (the "Series 25 Preferred Shares") at a price of $25 per share to raise gross proceeds of $250 million.
The offering was underwritten by a syndicate of investment dealers co-led by RBC Capital Markets, Scotiabank and TD Securities. The Series 25 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR.Q.
The Series 25 Preferred Shares were issued under a prospectus supplement dated February 12, 2018 to Manulife's short form base shelf prospectus dated December 15, 2017.
The Series 25 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had approximately 34,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of December 31, 2017, we had over $1.04 trillion (US$829.4 billion) in assets under management and administration, and in the previous 12 months we made $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com

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